Exhibit 99.1

December 18, 2024

Termination of the Pixie Dust Technologies American Depositary Receipt Program

New York, New York and Tokyo, Japan, December 18, 2024, Pixie Dust Technologies, Inc. (“Pixie Dust”) hereby provides notice, of the announcement issued by The Bank of New York Mellon (“BNY”) on December 13, 2024, regarding the termination of the Pixie Dust American Depositary Receipt (“ADR”) program. Please see the linked Corporate Action Notice from BNY, which details the termination effective March 14, 2025, and the applicable procedures for ADR holders who wish to surrender their ADRs for the underlying Pixie Dust common shares.

In addition to the information provided by BNY, Pixie Dust notes the following requirement under Japanese law:

Japanese law requires that any Foreign Investor (as defined under the Japanese Foreign Exchange and Foreign Trade Act (FEFTA)) wishing to receive delivery of Shares upon surrender of American Depositary Shares must obtain pre-clearance from the applicable Japanese governmental authority prior to accepting that delivery. The applicable governmental authority may take up to 30 days to respond to applications for that pre-clearance. Accordingly, ADS holders that are Foreign Investors wishing to surrender American Depositary Shares for the purpose of withdrawal of deposited Shares should apply or advise the persons to whom they intend to direct delivery of Shares to apply for pre-clearance at least 30 days in advance. The Depositary will not accept surrender of American Depositary Shares for the purpose of withdrawal of Shares until it receives assurances satisfactory to it that any required pre-clearance for delivery of the Shares to be withdrawn to a Foreign Investor has been obtained.

Further Information

If you have any questions, please refer to the linked BNY Notice for complete details, or contact BNY at DRBrokerSolutions@bnymellon.com. For settlement-related inquiries, please contact DRsettlements@bnymellon.com. Additional information on depositary receipts can be found by visiting http://www.adrbny.com.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology innovator focused on developing novel solutions that harness proprietary wave-based and other cutting-edge technologies. Our mission is to deliver inventive products and services that enhance human well-being, user experience, and comfort. For more information, please visit our website.

Forward-Looking Statements and Legal Disclaimers

This press release, including the linked BNY Notice, does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction. References herein to requirements under Japanese law and FEFTA are for informational purposes only. Pixie Dust does not provide legal, tax, accounting, or investment advice. Holders of ADSs are encouraged to consult with their professional advisors in evaluating their options and obligations under relevant laws and regulations.

The Bank of New York Mellon Corporate Action Notice (December 13, 2024) Link:

https://www.adrbny.com/content/dam/adr/documents/corporate-actions-dr/files/AD2000083.pdf